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                                   EXHIBIT 8.1



                                      March
                                      6th
                                      1 9 9 8



(213) 669-6000
                                                                     814,675-407



Southern California Water Company
630 East Foothill Boulevard
San Dimas, California  91773

               Re:    Proposed Merger of SCW Acquisition Corp. with
                   and into Southern California Water Company


Dear Sir or Madam:

               You have requested our opinion concerning certain of the federal income tax consequences of the proposed statutory merger ("the Merger") of SCW Acquisition Corp., a California corporation, with and into Southern California Water Company, a California corporation ("SCW").

               In connection with this opinion, we have examined such documents and matters of law and fact as we have considered appropriate, including the proposed form of Agreement of Merger ("the Agreement") and the Registration Statement of American States Water Company on Form S-4, to be filed on or about March 6, 1998 with the Securities and Exchange Commission, and with your consent have relied (without any independent investigation on our part) on the representations contained in the certificate of SCW, delivered in connection with this opinion.

               SCW has formed American States Water Company, a California corporation ("HoldingCo") and SCW Acquisition Corp., a California corporation ("MergeCo") in order to implement and facilitate the Merger and the corporate restructuring of which it is a part. Immediately prior to the effective time of the Merger, HoldingCo will be a wholly-owned subsidiary of SCW, and



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MergeCo will be a wholly-owned subsidiary of HoldingCo. The rights, preferences, privileges and restrictions of the currently outstanding SCW Common Shares and each series of SCW Preferred Shares are substantially identical to those of the HoldingCo Common Shares and the applicable series of HoldingCo Preferred Shares into which they will be converted in the Merger; such rights for each class of stock include the right to vote in the election of directors.

               Pursuant to the Agreement and for good and persuasive business reasons, MergeCo, at the effective time of the Merger, will be merged in accordance with applicable state law with and into SCW, which will continue as the surviving corporation. As a result of the Merger, (i) MergeCo's separate corporate existence will cease, and SCW will hold substantially all of SCW's assets and business, and substantially all of the assets of MergeCo; (ii) each of SCW's Common Shares, or fraction thereof, issued and outstanding immediately prior to the Merger will be automatically changed and converted into one Common Share of HoldingCo, or fraction thereof; (iii) each share of each series of SCW's Preferred Shares issued and outstanding immediately prior to the Merger will be automatically changed and converted into one Preferred Share of HoldingCo of the applicable series; (iv) the shares of HoldingCo owned by SCW will be cancelled; and (v) SCW will become a wholly-owned subsidiary of HoldingCo.

               In connection with the Merger, SCW may transfer certain of its assets (the "Non-utility Assets") to HoldingCo or another subsidiary of HoldingCo. The fair market value of the Non- utility Assets, as of the effective time of the Merger, will not exceed 1% of SCW's total net assets.

               Based upon the aforementioned facts and representations, and our review and analysis of the current state of the law, it is our opinion that if the Agreement is carried out in accordance with its terms:

               (1) The Merger will constitute a reorganization within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), and SCW, HoldingCo and MergeCo will each be a party to the reorganization within the meaning of Section 368(b) of the Code;

               (2) No gain or loss will be recognized by holders of SCW stock who receive HoldingCo stock in exchange for the shares of SCW stock which they hold;

               (3) The holding period of HoldingCo stock received in exchange for SCW stock will include the holding period of the SCW stock for which it is exchanged, assuming that the shares of SCW stock are capital assets in the hands of the holders thereof at the time of the Merger; and



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               (4) The tax basis of HoldingCo stock received by shareholders of the Company pursuant to the Merger will be the same as the tax basis of the shares of SCW stock exchanged therefor.

               This opinion is based on current authorities and upon facts and assumptions as of this date. It addresses only the classification of the Merger as a reorganization under Section 368(a)(1) of the Code and the other federal income tax consequences described in Paragraphs (1), (2), (3) and (4) above, and does not address any other federal, state, local or foreign tax consequences that may result from the Merger or any other transaction, related or otherwise. It is subject to change in the event of a change in the applicable law or a change in the interpretation of such law by the courts or by the Internal Revenue Service. There can be no assurance that legislative or administrative changes or court decisions will not be forthcoming that would significantly modify this opinion. Any such changes may or may not be retroactive with respect to transactions prior to the date of such changes. This opinion has no binding effect or official status, and accordingly no assurance can be given that the positions set forth herein will be sustained by a court, if contested. No ruling will be obtained from the Internal Revenue Service with respect to the Merger.

               We consent to the filing with the Securities Exchange Commission of this letter as an exhibit to the Registration Statement of HoldingCo, and to the references to us under the headings "Summary -- Certain Federal Income Tax Consequences", "Item 1: Proposal to Form a Holding Company -- Conditions to the Merger", and "Item 1: Proposal to Form a Holding Company -- Certain Federal Income Tax Consequences" in the proxy statement/prospectus. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

                                            Respectfully submitted,

                                            /s/ O'Melveny & Myers LLP